UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-15002

ICICI Bank Limited

(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1.	Other news
2.	Unaudited financial results (standalone and consolidated) for the quarter ended June 30, 2025
3.	Limited Review Reports
4.	News Release

OTHER NEWS

Sub: Outcome of Board Meeting held on July 19, 2025

We write to inform you that the Board of Directors of ICICI Bank Limited (“the Bank”) at its Meeting held today, inter alia, approved the following:

A.	Unaudited financial results (standalone and consolidated) of the Bank for the quarter ended June 30, 2025.

In terms of the applicable provisions of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (SEBI Listing Regulations), we enclose herewith the following as Annexure:

o	Unaudited financial results (standalone and consolidated) for the quarter ended June 30, 2025;

o	Limited review reports on the unaudited financial results (standalone and consolidated) issued by M/s. B S R & Co. LLP, Chartered Accountants and M/s. C N K & Associates LLP, Chartered Accountants, the joint statutory auditors of the Bank; and

o	News Release on unaudited financial results for the quarter ended June 30, 2025.

B.	Acquisition of 100% shareholding in ICICI Prudential Pension Funds Management Company Limited (ICICI PFM) from ICICI Prudential Life Insurance Company Limited (ICICI Life) to make ICICI PFM a wholly owned subsidiary of the Bank, subject to RBI, PFRDA and other necessary approvals.

The details as required under Regulation 30 read with para A of part A of Schedule III of the SEBI Listing Regulations read with SEBI Master Circular dated November 11, 2024, are as under:

a.	Name of the target entity, details in brief such as size, turnover etc.	ICICI PFM had total assets of ₹ 592.6 million at March 31, 2025. Please see further details below: Turnover (FY2025): ₹ 316.3 million PAT (FY2025): ₹ (35.4) million
b.

Whether the acquisition would fall within related party transaction(s) and whether the promoter/ promoter group/ group companies have any interest in the entity being acquired? If yes, nature of interest and details thereof and whether the same is done at “arms length”

This transaction constitutes a related party transaction and it will be done at arms’ length. The Bank does not have any promoters.
c.	Industry to which the entity being acquired belongs	Other financial activities (Management of pension funds).
d.	Objects and impact of acquisition (including but not limited to, disclosure of reasons for acquisition of target entity, if its business is outside the main line of business of the listed entity)

The Bank would have greater resources for capital and other support to ICICI PFM

With ICICI PFM becoming a 100% subsidiary of the Bank, it is expected that both entities would be able to better capitalise on the synergies in line with the Customer 360 focus of the Bank.

e.	Brief details of any governmental or regulatory approvals required for the acquisition	RBI, PFRDA and other approvals as may be required.
f.	Indicative time period for completion of the acquisition	The transaction is expected to be completed within a year, subject to necessary approvals.
g.	Consideration - whether cash consideration or share swap or any other form and details of the same	Cash consideration based on fair value determined by an independent valuer.
h.	Cost of acquisition and/or the price at which the shares are acquired	Cash consideration of ₹ 2,035.0 million
i.	Percentage of shareholding / control acquired and / or number of shares acquired	The Bank proposes to acquire 100% shareholding in ICICI PFM.

j.	Brief background about the entity acquired in terms of products/line of business acquired, date of incorporation, history of last 3 years turnover, country in which the acquired entity has presence and any other significant information (in brief)

ICICI PFM is a registered pension fund manager under the National Pension Scheme (NPS). Pension Fund Regulatory & Development Authority had provided approval to ICICI PFM to act as a Point of Presence (POP) under NPS distribution and servicing for public at large through physical as well as online platform. ICICI Prudential Life Insurance Company Limited holds 100% in ICICI PFM.

Date of incorporation: April 22, 2009

History of last 3 years turnover:

FY2025: ₹ 316.3 million

FY2024: ₹ 216.6 million

FY2023: ₹ 164.5 million

Country of presence: India

The Board meeting commenced at 9:47 a.m. and concluded at 12:28 p.m.Please take the above information on record.

Annexure

ICICI Bank Limited
CIN-L65190GJ1994PLC021012
Registered Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara - 390 007, Gujarat, Phone: 0265-6722239

Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Mumbai - 400 051, Maharashtra, Phone: 022-4008 8900

Website: www.icicibank.com, Email: companysecretary@icicibank.com

STANDALONE FINANCIAL RESULTS

(₹ in crore)

Sr. no.	Particulars			Three months ended			Year ended
				June 30, 2025 (Q1-2026)	March 31, 2025 (Q4-2025)[10]	June 30, 2024 (Q1-2025)	March 31, 2025 (FY2025)
				(Unaudited)	(Audited)	(Unaudited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)			42,946.91	42,430.80	38,995.78	163,263.78
	a)	Interest/discount on advances/bills		32,542.92	32,821.33	30,108.54	126,404.72
	b)	Income on investments		8,712.84	8,210.18	8,156.58	32,980.23
	c)	Interest on balances with Reserve Bank of India and other inter-bank funds		767.40	706.12	443.00	2,155.82
	d)	Others		923.75	693.17	287.66	1,723.01
2.	Other income			8,504.90	7,260.07	7,001.92	28,506.70
3.	TOTAL INCOME (1)+(2)			51,451.81	49,690.87	45,997.70	191,770.48
4.	Interest expended			21,312.45	21,237.86	19,442.87	82,099.34
5.	Operating expenses (e)+(f)			11,393.52	10,788.76	10,529.99	42,372.32
	e)	Employee cost		4,743.08	4,105.18	4,370.51	16,540.88
	f)	Other operating expenses		6,650.44	6,683.58	6,159.48	25,831.44
6.	TOTAL EXPENDITURE EXCLUDING PROVISIONS AND CONTINGENCIES (4)+(5)
				32,705.97	32,026.62	29,972.86	124,471.66
7.	OPERATING PROFIT BEFORE PROVISIONS AND CONTINGENCIES (3)–(6)			18,745.84	17,664.25	16,024.84	67,298.82

8.	Provisions (other than tax) and contingencies			1,814.57	890.70	1,332.18	4,682.62
9.	PROFIT FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX (7)–(8)			16,931.27	16,773.55	14,692.66	62,616.20
10.	Exceptional items			..	..	..	..
11.	PROFIT FROM ORDINARY ACTIVITIES BEFORE TAX (9)–(10)			16,931.27	16,773.55	14,692.66	62,616.20
12.	Tax expense (g)+(h)			4,163.06	4,143.97	3,633.55	15,389.21
	g)	Current tax		3,933.85	4,052.73	3,326.56	14,588.49
	h)	Deferred tax		229.21	91.24	306.99	800.72
13.	NET PROFIT FROM ORDINARY ACTIVITIES AFTER TAX (11)–(12)			12,768.21	12,629.58	11,059.11	47,226.99
14.	Extraordinary items (net of tax expense)			..	..	..	..
15.	NET PROFIT FOR THE PERIOD (13)–(14)			12,768.21	12,629.58	11,059.11	47,226.99
16.	Paid-up equity share capital (face value ₹ 2 each)			1,427.32	1,424.60	1,407.45	1,424.60
17.	Reserves excluding revaluation reserves						284,843.68
18.	Analytical ratios
	i)	Percentage of shares held by Government of India		0.22%	0.22%	0.22%	0.22%
	ii)	Capital adequacy ratio (Basel III)		16.31%	16.55%	15.96%	16.55%
	iii)	Earnings per share (EPS)
		a)	Basic EPS before and after extraordinary items, net of tax expense (not annualised) (in ₹)	17.91	17.87	15.73	67.01
		b)	Diluted EPS before and after extraordinary items, net of tax expense (not annualised) (in ₹)	17.63	17.60	15.46	65.89
19.	NPA Ratio[1]
	i)	Gross non-performing customer assets (net of write-off)		24,732.65	24,166.18	28,718.63	24,166.18
	ii)	Net non-performing customer assets		5,971.09	5,589.41	5,684.79	5,589.41
	iii)	% of gross non-performing customer assets (net of write-off) to gross customer assets		1.67%	1.67%	2.15%	1.67%
	iv)	% of net non-performing customer assets to net customer assets		0.41%	0.39%	0.43%	0.39%
20.	Return on assets (annualised)			2.44%	2.52%	2.36%	2.41%
21.	Net worth[2]			296,601.72	282,055.56	244,448.42	282,055.56
22.	Outstanding redeemable preference shares			..	..	..	..
23.	Capital redemption reserve			350.00	350.00	350.00	350.00
24.	Debt-equity ratio[3]			0.18	0.21	0.27	0.21
25.	Total debts to total assets[4]			5.51%	5.83%	6.35%	5.83%

1.	Customer assets consist of advances and credit substitutes. At June 30, 2025, the percentage of gross non-performing advances (net of write-off) to gross advances was 1.75% (March 31, 2025: 1.73%, June 30, 2024: 2.25%) and net non-performing advances to net advances was 0.44% (March 31, 2025: 0.42%, June 30, 2024: 0.46%).
2.	Net worth is computed as per RBI Master Circular No. RBI/2015-16/70 DBR.No.Dir.BC.12/13.03.00/2015-16 on Exposure Norms dated July 1, 2015. Net worth also includes Available for Sale (‘AFS’) Reserve.
3.	Debt represents borrowings with residual maturity of more than one year.
4.	Total debts represents total borrowings of the Bank.

SUMMARISED STANDALONE BALANCE SHEET

(₹ in crore)
	At
Particulars	June 30, 2025	March 31, 2025	June 30, 2024
	(Unaudited)	(Unaudited)	(Unaudited)
Capital and Liabilities
Capital	1,427.32	1,424.60	1,407.45
Employees stock options/units outstanding	2,142.54	2,069.84	1,516.12
Reserves and surplus	302,750.67	288,581.86	251,070.91
Deposits	1,608,517.32	1,610,348.02	1,426,149.46
Borrowings (includes subordinated debt)	117,095.27	123,538.26	120,146.85
Other liabilities and provisions	91,905.85	92,277.39	92,406.30
Total Capital and Liabilities	2,123,838.97	2,118,239.97	1,892,697.09

Assets
Cash and balances with Reserve Bank of India	96,453.83	119,928.12	80,438.97
Balances with banks and money at call and short notice	68,144.42	65,633.88	30,224.07
Investments	507,706.63	504,756.74	475,255.60
Advances	1,364,157.06	1,341,766.16	1,223,154.27
Fixed assets	12,878.47	12,838.74	11,101.40
Other assets	74,498.56	73,316.33	72,522.78
Total Assets	2,123,838.97	2,118,239.97	1,892,697.09

Notes on standalone finanical results:

1.	The above standalone financial results have been approved by the Board of Directors at its meeting held on July 19, 2025.
2.	The standalone financial results have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard 25 “Interim Financial Reporting” (‘AS 25’), prescribed under Section 133 of the Companies Act, 2013, the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India (“RBI”) from time to time and other accounting principles generally accepted in India, and are in compliance with the presentation and disclosure requirements of the Regulation 33 and Regulation 52(4) read with Regulation 63 of the Securities Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Regulations”) as amended including relevant circulars issued by SEBI from time to time.
3.	At June 30, 2025, the Bank holds contingency provision of ₹ 13,100.00 crore (March 31, 2025 and June 30, 2024: ₹ 13,100.00 crore).
4.	Details of loans sold/acquired by the Bank as per RBI Master Direction on Transfer of Loan Exposures dated September 24, 2021 are given below:
a) Loans not in default
(i) Details of loans not in default sold/acquired under assignment/participation during three months ended June 30, 2025:

		(₹ in crore)
Particulars	Loans acquired	Loans sold
Amount of loan	1,844.60	849.06
Weighted average residual maturity (in years)	10.17	4.60
Weighted average holding period of the originator (in years)	1.02	4.56
Retention of beneficial economic interest by the originator	204.96	1,176.80
Tangible security coverage (times)	1.66	1.99

1. In addition, the Bank has acquired facilities amounting to ₹ 302.79 crore and has sold facilities amounting to ₹ 174.03 crore during three months ended June 30, 2025 through novation.
2. The Bank has not acquired any loan through risk participation in secondary market.
3. The disclosure includes loans acquired through buyout similar to direct assignment.

(ii)	Details of rating-wise distribution of the loans sold/acquired under assignment during three months ended June 30, 2025:

		(₹ in crore)
Rating	Loans acquired	Loans sold
Ind A-, A+, A, AA, AA+, AA-	..	150.00
Crisil A, A+, AA, AA+, A-	..	21.97
Crisil BBB	..	100.00
Infomerics AA-	..	100.00

1. Excluding retail and other unrated loans.

b) Stressed loans (NPA and Special Mention Accounts)
(i)	Details of stressed loans classified as NPA sold by the Bank during three months ended June 30, 2025:

		(₹ in crore)
Particulars	To ARCs	To permitted transferees
Number of accounts	26	..
Aggregate principal outstanding of loans transferred[2]	107.67	..
Weighted average residual tenor of the loans transferred[3]	..	..
Net book value of loans transferred (at the time of transfer)[2]	19.66	..
Aggregate consideration	89.70	..
Additional consideration realised in respect of accounts transferred in earlier years	140.26	..

1. Excess provision reversed in profit and loss account on account of sale of NPAs to ARCs was ₹ 70.04 crore and no amount was transferred to other permitted transferees.
2. Net of write-off.
3. For NPAs, the Bank issues loan recall notice and initiates legal proceedings for recovery, due to which the weighted average residual tenor is not applicable.

(ii)	The Bank has not sold/acquired loans classified as Special Mention Account during three months ended June 30, 2025.
(iii)	The Bank has not acquired non-performing loans during three months ended June 30, 2025.
(iv)	Details of rating-wise distribution of SRs held by the Bank at June 30, 2025:

		(₹ in crore)
Rating	NAV estimate %	Carrying value
RR1	Above 100%	..
RR2	Above 75% upto 100%	..
RR3	Above 50% upto 75%	176.61
RR4	Above 25% upto 50%	..
RR5	Upto 25%	618.26
Total		794.87

1. Amount represents net of provisions.
2. Further, the Bank holds marked-to-market loss of ₹ 365.92 crore and additional provision of ₹ 428.95 crore.
3. The Bank, on a prudent basis, continues to hold provision against the security receipts guaranteed by Government of India which will be reversed on actual receipt of recoveries or approval of claims, if any, by the Government.

5.	With effect from April 1, 2024, the Bank has implemented Master Direction issued by the RBI on Classification, Valuation and Operation of investment Portfolio of Commercial Banks (Directions), 2023 (‘RBI Directions’) which has introduced significant changes in the basis of classification and accounting of investments and recognition of fair valuation of gains and losses. Accordingly, during FY2025, in standalone financial results, the Bank had accounted net transition gain of ₹ 2,058.31 crore (net of tax) and ₹ 1,156.10 crore (net of tax) in Available for Sale (‘AFS’) Reserve and General Reserve respectively in accordance with the RBI Directions. Subsequent changes in fair value of performing investments under AFS and Fair Value Through Proft and Loss (‘FVTPL’) (including Held For Trading (‘HFT’)) categories have been recognised through AFS Reserve and Profit and Loss account respectively.
6.	During Q4-2025, pursuant to the Scheme of Arrangement amongst ICICI Bank Limited and ICICI Securities Limited and their respective shareholders (‘the Scheme’), ICICI Securities Limited has been delisted from stock exchanges on March 24, 2025 and became a wholly-owned subsidiary of the Bank. The Bank issued 56,008,117 equity shares of the Bank of face value ₹ 2 each in accordance with the Scheme to the public shareholders of ICICI Securities Limited. In accordance with the Scheme, the Bank recognised a securities premium of ₹ 6,887.60 crore based on the market price of equity shares (at effective date) of the Bank. Further, pursuant to the Scheme, the Bank granted 2,960,270 options and 618,910 units to the employees of ICICI Securities Limited.
7.	During Q1-2026, the Bank has allotted 13,611,682 equity shares of ₹ 2 each pursuant to exercise of employee stock options/units.
8.	Previous period/year figures have been re-grouped/re-classified where necessary to conform to current period classification.
9.	The joint statutory auditors, B S R & Co. LLP, Chartered Accountants and C N K & Associates LLP, Chartered Accountants, have reviewed and audited the standalone financial results for Q1-2026 and FY2025 respectively and issued an unmodified report thereon. The standalone financial results for Q1-2025 were reviewed by the joint statutory auditors, M S K A & Associates, Chartered Accountants and KKC & Associates LLP, Chartered Accountants, on which they had issued unmodified report.
10.	The amounts for Q4-2025 are balancing figures between the figures as per the audited financial statements for FY2025 and the published figures for 9M-2025 which was subjected to limited review.
11.	₹ 1.00 crore = ₹ 10.0 million.

STANDALONE SEGMENTAL RESULTS

(₹. in crore)

Sr. no.	Particulars	Three months ended			Year ended
		June 30, 2025 (Q1-2026)	March 31, 2025 (Q4-2025)[7]	June 30, 2024 (Q1-2025)	March 31, 2025 (FY2025)
		(Unaudited)	(Audited)	(Unaudited)	(Audited)
1.	Segment revenue
a	Retail Banking	40,458.10	40,617.66	37,378.46	156,184.68
b	Wholesale Banking	21,450.76	21,535.91	19,392.15	82,436.21
c	Treasury	36,925.37	34,778.14	32,647.36	135,052.58
d	Other Banking	1,419.40	1,046.40	690.26	4,386.29
	Total segment revenue	100,253.63	97,978.11	90,108.23	378,059.76
	Less: Inter segment revenue	48,801.82	48,287.24	44,110.53	186,289.28
	Income from operations	51,451.81	49,690.87	45,997.70	191,770.48
2.	Segmental results (i.e. Profit before tax)
a	Retail Banking	4,734.91	6,493.42	4,239.07	21,621.04
b	Wholesale Banking	5,387.56	5,551.79	4,912.07	21,564.63
c	Treasury	6,260.91	4,465.62	5,473.58	18,760.73
d	Other Banking	547.89	262.72	67.94	669.80
	Total segment results	16,931.27	16,773.55	14,692.66	62,616.20
3.	Segment assets
a	Retail Banking	820,169.13	792,930.19	747,392.84	792,930.19
b	Wholesale Banking	558,374.07	548,269.82	491,263.38	548,269.82
c	Treasury	702,764.14	721,695.52	616,608.50	721,695.52
d	Other Banking	38,161.59	50,597.21	32,396.38	50,597.21
e	Unallocated	4,370.04	4,747.23	5,035.99	4,747.23
	Total segment assets	2,123,838.97	2,118,239.97	1,892,697.09	2,118,239.97
4.	Segment liabilities
a	Retail Banking	1,143,008.15	1,111,966.22	1,027,261.28	1,111,966.22
b	Wholesale Banking	524,146.96	555,997.39	455,949.98	555,997.39
c	Treasury	129,196.41	137,562.04	135,128.50	137,562.04
d	Other Banking	5,670.16	7,538.02	6,707.73	7,538.02
e	Unallocated	15,496.76	13,100.00	13,655.12	13,100.00
	Total segment liabilities	1,817,518.44	1,826,163.67	1,638,702.61	1,826,163.67
5.	Capital employed	306,320.53	292,076.30	253,994.48	292,076.30
6.	Total (4)+(5)	2,123,838.97	2,118,239.97	1,892,697.09	2,118,239.97

Notes on standalone segmental results:

1.	The disclosure on segmental reporting has been prepared in accordance with Securities and Exchange Board of India (SEBI) circular no. CIR/CFD/FAC/62/2016 dated July 5, 2016 on Revised Formats for Financial Results and Implementation of Ind AS by Listed Entities.

2.	"Retail Banking" includes exposures of the Bank which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures as per RBI guidelines. This segment also includes income from credit cards, debit cards, third party product distribution and the associated costs.

RBI’s Master Direction on Financial Statements – Presentation and Disclosures, requires to sub-divide ‘Retail banking’ into (a) Digital Banking (as defined in RBI circular on Establishment of Digital Banking Units dated April 7, 2022) and (b) Other Retail Banking segment. Accordingly, the segmental results for retail banking segment is subdivided as below:

(₹. in crore)

Sr. no.	Particulars	Segment revenue	Segment results	Segment assets	Segment liabilities
Q1-2026
	Retail Banking	40,458.10	4,734.91	820,169.13	1,143,008.15
(i)	Digital Banking	10,957.30	1,425.32	142,266.69	245,151.38
(ii)	Other Retail Banking	29,500.80	3,309.59	677,902.44	897,856.77
Q4-2025
	Retail Banking	40,617.66	6,493.42	792,930.19	1,111,966.22
(i)	Digital Banking	10,724.74	1,876.32	145,898.56	208,095.33
(ii)	Other Retail Banking	29,892.92	4,617.10	647,031.63	903,870.89
Q1-2025
	Retail Banking	37,378.46	4,239.07	747,392.84	1,027,261.28
(i)	Digital Banking	9,294.03	1,187.22	135,195.54	192,709.03
(ii)	Other Retail Banking	28,084.43	3,051.85	612,197.30	834,552.25

3.	"Wholesale Banking" includes all advances to trusts, partnership firms, companies and statutory bodies, by the Bank which are not included under Retail Banking.
4.	"Treasury" primarily includes the entire investment and derivative portfolio of the Bank.
5.	"Other Banking" includes leasing operations and other items not attributable to any particular business segment of the Bank.
6.	"Unallocated" includes items such as tax paid in advance net of provision, deferred tax and provisions to the extent reckoned at the entity level.
7.	The amounts for Q4-2025 are balancing figures between the figures as per the audited financial statements for FY2025 and the published figures for 9M-2025 which was subjected to limited review.

For and on behalf of the Board of Directors

/s/ Ajay Kumar Gupta
Ajay Kumar Gupta
Mumbai	Executive Director
July 19, 2025	DIN-07580795

ICICI Bank Limited

CIN-L65190GJ1994PLC021012

Registered Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara - 390 007, Gujarat, Phone: 0265-6722239

Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Mumbai - 400 051, Maharashtra, Phone: 022-4008 8900

Website: www.icicibank.com, Email: companysecretary@icicibank.com

CONSOLIDATED FINANCIAL RESULTS

(₹. in crore)

Sr. no.	Particulars		Three months ended			Year ended
			June 30, 2025 (Q1-2026)	March 31, 2025 (Q4-2025)[10]	June 30, 2024 (Q1-2025)	March 31, 2025 (FY2025)
			(Unaudited)	(Audited)	(Unaudited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)		49,079.96	48,386.92	44,581.65	186,331.47
	a)	Interest/discount on advances/bills	34,271.44	34,547.45	31,755.59	133,243.71
	b)	Income on investments	12,653.00	11,928.09	11,665.69	47,302.54
	c)	Interest on balances with Reserve Bank of India and other inter-bank funds	1,105.09	1,052.19	717.74	3,428.66
	d)	Others	1,050.43	859.19	442.63	2,356.56
2.	Other income (e)+(f)		25,496.07	31,360.85	22,688.41	108,255.47
	e)	Premium and other operating income from insurance business	14,736.38	22,372.74	13,567.06	70,900.83
	f)	Others	10,759.69	8,988.11	9,121.35	37,354.64
3.	TOTAL INCOME (1)+(2)		74,576.03	79,747.77	67,270.06	294,586.94
4.	Interest expended		23,090.06	23,047.32	21,121.62	89,027.65
5.	Operating expenses (g)+(h)+(i)		30,169.16	36,647.64	28,071.16	127,799.98
	g)	Employee cost	6,638.22	5,797.01	6,165.85	23,629.94
	h)	Claims and benefits paid and other expenses pertaining to insurance business	15,872.36	22,933.43	14,646.67	73,806.18
	i)	Other operating expenses	7,658.58	7,917.20	7,258.64	30,363.86
6.	TOTAL EXPENDITURE EXCLUDING PROVISIONS AND CONTINGENCIES (4)+(5)		53,259.22	59,694.96	49,192.78	216,827.63

7.	OPERATING PROFIT BEFORE PROVISIONS AND CONTINGENCIES (3)–(6)		21,316.81	20,052.81	18,077.28	77,759.31

8.	Provisions (other than tax) and contingencies		1,822.33	940.13	1,315.89	4,905.76
9.	PROFIT FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX (7)–(8)		19,494.48	19,112.68	16,761.39	72,853.55
10.	Exceptional items
11.	Add: Share of profit in associates		62.53	30.32	56.87	150.66
12.	PROFIT FROM ORDINARY ACTIVITIES BEFORE TAX AND MINORITY INTEREST (9)–(10)+(11)		19,557.01	19,143.00	16,818.26	73,004.21
13.	Tax expense (j)+(k)		5,100.68	4,789.31	4,355.45	18,434.83
	j)	Current tax	4,901.00	4,390.79	4,094.74	17,497.17
	k)	Deferred tax	199.68	398.52	260.71	937.66
14.	Less: Share of profit/(loss) of minority shareholders		898.73	851.47	766.97	3,540.18
15.	NET PROFIT FROM ORDINARY ACTIVITIES AFTER TAX (12)–(13)–(14)		13,557.60	13,502.22	11,695.84	51,029.20
16.	Extraordinary items (net of tax expense)
17.	NET PROFIT FOR THE PERIOD (15)-(16)		13,557.60	13,502.22	11,695.84	51,029.20
18.	Paid-up equity share capital (face value ₹ 2/- each)		1,427.32	1,424.60	1,407.45	1,424.60
19.	Reserves excluding revaluation reserves					306,631.95
20.	Earnings per share (EPS)
	Basic EPS before and after extraordinary items, net of tax expense (not annualised) (in ₹)		19.02	19.11	16.64	72.41
	Diluted EPS before and after extraordinary items, net of tax expense (not annualised) (in ₹)		18.71	18.84	16.32	71.14

SUMMARISED CONSOLIDATED BALANCE SHEET

(₹. in crore)

Particulars	At
	June 30, 2025	March 31, 2025	June 30, 2024
	(Unaudited)	(Audited)	(Unaudited)
Capital and Liabilities
Capital	1,427.32	1,424.60	1,407.45
Employees stock options/units outstanding	2,142.54	2,069.84	1,516.12
Reserves and surplus	326,045.55	310,411.47	269,786.39
Minority interest	15,813.67	14,836.74	14,396.84
Deposits	1,641,136.66	1,641,637.40	1,456,732.61
Borrowings (includes subordinated debt)	215,148.97	218,883.44	206,033.29
Policyholders' funds	308,119.60	294,305.56	295,381.31
Other liabilities and provisions	158,801.65	158,672.36	162,140.81
Total Capital and Liabilities	2,668,635.96	2,642,241.41	2,407,394.82

Assets
Cash and balances with Reserve Bank of India	96,512.74	120,240.91	80,506.78
Balances with banks and money at call and short notice	100,308.43	93,782.55	54,002.68
Investments	905,884.30	886,376.81	857,793.87
Advances	1,445,593.02	1,420,663.71	1,303,045.56
Fixed assets	16,166.85	15,812.42	13,663.27
Other assets	95,711.19	96,905.58	95,472.48
Goodwill on consolidation	8,459.43	8,459.43	2,910.18
Total Assets	2,668,635.96	2,642,241.41	2,407,394.82

Notes on consolidated financial results:

1.	The above consolidated financial results have been approved by the Board of Directors at its meeting held on July 19, 2025.
2.	The consolidated financial results have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standards 25 “Interim Financial Reporting” (‘AS 25’), prescribed under Section 133 of the Companies Act, 2013, the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India (“the RBI”) from time to time, the Insurance Regulatory and Development Authority of India (‘the IRDAI’) applicable for insurance entities and other accounting principles generally accepted in India and, in case of overseas jurisdictions, generally accepted accounting principles as applicable, and are in compliance with the presentation and disclosure requirements of the Regulation 33 and Regulation 52(4) read with Regulation 63 of the Securities Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Regulations”) as amended including relevant circulars issued by SEBI from time to time.
3.	With effect from April 1, 2024, the Bank has implemented Master Direction issued by the RBI on Classification, Valuation and Operation of investment Portfolio of Commercial Banks (Directions), 2023 (‘RBI Directions’) which has introduced significant changes in the basis of classification and accounting of investments and recognition of fair valuation of gains and losses. For the purpose of consolidation, the domestic group entities (except insurance subsidiaries), have aligned with the Bank’s accounting policies including the aforesaid RBI Directions. Accordingly, during FY2025, the Group had accounted net transition gain of ₹ 2,058.31 crore (net of tax and minority interest) and ₹ 1,408.29 crore (net of tax and minority interest) in AFS Reserve and General Reserve respectively in accordance with the RBI Directions. Subsequent changes in fair value of performing investments under AFS and Fair Value Through Proft and Loss (‘FVTPL’) (including Held For Trading (‘HFT’)) categories have been recognised through AFS reserve and Profit and Loss account respectively.
4.	During Q1-2026, the Bank has allotted 13,611,682 equity shares of ₹ 2 each pursuant to exercise of employee stock options/units.
5.	At June 30, 2025, the Bank has 18 subsidiaries (including three step-down subsidiaries) and four associates. During Q1-2026, on account of sale of entire stake in FISERV Merchant Solutions Private Limited and NIIT Institute of Finance Banking and Insurance Training Limited, these entities ceased to be associates of the Bank.
6.	During Q4-2025, pursuant to the Scheme of Arrangement amongst ICICI Securities Limited, ICICI Bank Limited and their respective shareholders (‘the Scheme’), ICICI Securities Limited has been delisted from stock exchanges on March 24, 2025 and became a wholly-owned subsidiary of the Bank. The Bank issued 56,008,117 equity shares of the Bank of face value ₹ 2 each in accordance with the Scheme to the public shareholders of ICICI Securities Limited. In accordance with the Scheme, the Bank recognised a securities premium of ₹ 6,887.60 crore based on the market price of equity shares of the Bank on effective date of the Scheme. Further, pursuant to the Scheme, the Bank granted 2,960,270 options and 618,910 units to the employees of ICICI Securities Limited. Accordingly, the Bank recognised a goodwill of ₹ 5,549.25 crore in consolidated financial statements at March 31, 2025 on account of acquisition of additional stake in ICICI Securities Limited. Accordingly, the consolidated financial results for Q1-2026 is not comparable with the previous periods.
7.	In accordance with RBI guidelines, consolidated Pillar 3 disclosure (unaudited), leverage ratio, liquidity coverage ratio, net stable funding ratio is available at https://www.icicibank.com/regulatory-disclosure.page.
8.	Previous period/year figures have been re-grouped/re-classified where necessary to conform to current period classification.
9.	The joint statutory auditors, B S R & Co. LLP, Chartered Accountants and C N K & Associates LLP, Chartered Accountants, have reviewed and audited the consoildated financial results for Q1-2026 and FY2025 respectively and issued an unmodified report thereon. The consolidated financial results for Q1-2025 were reviewed by the joint statutory auditors, M S K A & Associates, Chartered Accountants and KKC & Associates LLP, Chartered Accountants, on which they had issued unmodified report.
10.	The amounts for Q4-2025 are balancing figures between the figures as per the audited consolidated financial statements for FY2025 and the published figures for 9M-2025 which was subjected to limited review.
11.	₹. 1.00 crore = ₹ 10.0 million.

CONSOLIDATED SEGMENTAL RESULTS

(₹. in crore)

Sr. no.	Particulars	Three months ended			Year ended
		June 30, 2025 (Q1-2026)	March 31, 2025 (Q4-2025)[11]	June 30, 2024 (Q1-2025)	March 31, 2025 (FY2025)
		(Unaudited)	(Audited)	(Unaudited)	(Audited)
1.	Segment revenue
a	Retail Banking	40,458.10	40,617.66	37,378.46	156,184.68
b	Wholesale Banking	21,450.76	21,535.91	19,392.15	82,436.21
c	Treasury	36,973.20	34,775.09	32,651.54	135,042.31
d	Other Banking	2,112.59	1,763.55	1,497.42	7,508.32
e	Life Insurance	12,070.95	19,449.14	11,335.68	60,224.24
f	General Insurance	6,897.64	6,466.22	6,175.57	25,651.09
g	Others	5,273.53	4,652.09	4,436.39	18,832.65
	Total segment revenue	125,236.77	129,259.66	112,867.21	485,879.50
	Less: Inter segment revenue	50,660.74	49,511.89	45,597.15	191,292.56
	Income from operations	74,576.03	79,747.77	67,270.06	294,586.94
2.	Segmental results (i.e. Profit before tax and minority interest)
a	Retail Banking	4,734.91	6,493.42	4,239.07	21,621.04
b	Wholesale Banking	5,387.56	5,551.79	4,912.07	21,564.63
c	Treasury	6,308.70	4,462.54	5,477.73	18,750.32
d	Other Banking	678.91	408.63	314.13	1,451.19
e	Life Insurance	344.83	414.12	260.23	1,336.43
f	General Insurance	993.73	668.18	773.99	3,321.29
g	Others	2,381.18	1,784.33	1,683.11	7,423.08
	Total segment results	20,829.82	19,783.01	17,660.33	75,467.98
	Less: Inter segment adjustment	1,335.34	670.33	898.94	2,614.43
	Add: Share of profit in associates	62.53	30.32	56.87	150.66
	Profit before tax and minority interest	19,557.01	19,143.00	16,818.26	73,004.21
3.	Segment assets
a	Retail Banking	820,169.13	792,930.19	747,392.84	792,930.19
b	Wholesale Banking	558,374.07	548,269.82	491,263.38	548,269.82
c	Treasury	703,917.33	722,733.26	617,563.37	722,733.26
d	Other Banking	91,197.10	102,559.47	85,504.40	102,559.47
e	Life Insurance	327,396.06	314,088.54	313,150.94	314,088.54
f	General Insurance	71,655.77	68,561.74	65,696.63	68,561.74
g	Others	107,153.71	102,968.20	95,096.58	102,968.20
h	Unallocated	4,541.85	5,533.91	5,439.56	5,533.91
	Total	2,684,405.02	2,657,645.13	2,421,107.70	2,657,645.13
	Less: Inter segment adjustment	15,769.06	15,403.72	13,712.88	15,403.72
	Total segment assets	2,668,635.96	2,642,241.41	2,407,394.82	2,642,241.41
4.	Segment liabilities
a	Retail Banking	1,143,008.15	1,111,966.22	1,027,261.28	1,111,966.22
b	Wholesale Banking	524,146.96	555,997.39	455,949.98	555,997.39
c	Treasury	157,396.53	164,653.06	160,318.98	164,653.06
d	Other Banking	52,726.34	53,777.64	54,147.38	53,777.64
e	Life Insurance	315,014.83	302,298.83	302,050.71	302,298.83
f	General Insurance	55,870.23	54,036.44	52,402.27	54,036.44
g	Others	91,432.24	87,909.64	83,024.16	87,909.64
h	Unallocated	15,194.33	13,100.00	13,242.98	13,100.00
	Total	2,354,789.61	2,343,739.22	2,148,397.74	2,343,739.22
	Less: Inter segment adjustment	15,769.06	15,403.72	13,712.88	15,403.72
	Total segment liabilities	2,339,020.55	2,328,335.50	2,134,684.86	2,328,335.50
5.	Capital employed	329,615.41	313,905.91	272,709.96	313,905.91
6.	Total (4)+(5)	2,668,635.96	2,642,241.41	2,407,394.82	2,642,241.41

Notes on consolidated segmental results:

1.	The disclosure on segmental reporting has been prepared in accordance with Securities and Exchange Board of India (SEBI) circular no. CIR/CFD/FAC/62/2016 dated July 5, 2016 on Revised Formats for Financial Results and Implementation of Ind AS by Listed Entities.
2.	'Retail Banking' includes exposures of the Bank which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures as per RBI guidelines. This segment also includes income from credit cards, debit cards, third party product distribution and the associated costs.
3.	'Wholesale Banking' includes all advances to trusts, partnership firms, companies and statutory bodies, by the Bank which are not included under Retail Banking.
4.	'Treasury' primarily includes the entire investment and derivative portfolio of the Bank.
5.	'Other Banking' includes leasing operations and other items not attributable to any particular business segment of the Bank. Further, it includes the Bank’s banking subsidiaries i.e. ICICI Bank UK PLC and ICICI Bank Canada.
6.	'Life Insurance' represents ICICI Prudential Life Insurance Company Limited.
7.	'General Insurance' represents ICICI Lombard General Insurance Company Limited.
8.	'Others' comprises the consolidated entities of the Bank, not covered in any of the segments above.
9.	'Unallocated' includes items such as tax paid in advance net of provision, deferred tax and provisions to the extent reckoned at the entity level.
10.	On March 24, 2025, ICICI Securities Limited has become a wholly-owned subsidiary of the Bank. Accordingly, the consolidated financial results for Q1-2026 is not comparable with the previous periods.
11.	The amounts for Q4-2025 are balancing figures between the figures as per the audited financial statements for FY2025 and the published figures for 9M-2025 which was subjected to limited review.

For and on behalf of the Board of Directors

/s/ Ajay Kumar Gupta
Ajay Kumar Gupta
Mumbai	Executive Director
July 19, 2025	DIN-07580795

B S R & Co. LLP	C N K & Associates LLP
Chartered Accountants	Chartered Accountants

14th Floor, Central B Wing and North C Wing	3rd Floor, Mistry Bhavan,
Nesco IT Park 4, Nesco Center	Dinshaw Vachha Road,
Western Express Highway, Goregaon (East)	Churchgate
Mumbai – 400 063, India	Mumbai- 400 020, India

Independent Auditors’ limited review report on unaudited standalone financial results for the quarter ended 30 June 2025 of the ICICI Bank Limited pursuant to Regulation 33 and Regulation 52(4) read with Regulation 63 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

To the Board of Directors of

ICICI Bank Limited

1.	We have reviewed the accompanying Statement of unaudited standalone financial results of ICICI Bank Limited (hereinafter referred to as ‘the Bank’) for the quarter ended 30 June 2025 (‘the Statement’), being submitted by the Bank pursuant to the requirements of Regulation 33 and Regulation 52(4) read with Regulation 63 of the Securities and Exchange Board of India (‘the SEBI’) (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (‘the Listing Regulations’).

2.	This Statement, which is the responsibility of the Bank’s management and approved by its Board of Directors, has been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard 25 “Interim Financial Reporting” (‘AS 25’), prescribed under Section 133 of the Companies Act, 2013, read with relevant rules issued thereunder, in so far as they apply to banks, the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the RBI from time to time (‘the RBI Guidelines’) and other accounting principles generally accepted in India, and in compliance with Regulation 33 and Regulation 52(4) read with Regulation 63 of the Listing Regulations. Our responsibility is to issue a report on the Statement based on our review.

3.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Institute of Chartered Accountants of India. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

B S R & Co. LLP	C N K & Associates LLP
Chartered Accountants	Chartered Accountants

4.	Based on our review conducted as above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid down in the aforesaid accounting standard and other accounting principles generally accepted in India and the RBI guidelines, has not disclosed the information required to be disclosed in terms of Regulation 33 and Regulation 52(4) read with Regulation 63 of the Listing Regulations, including the manner in which it is to be disclosed, or that it contains any material misstatement or that it has not been prepared in accordance with the relevant prudential norms issued by the RBI in respect of income recognition, asset classification, provisioning and other related matters.

5.	Attention is drawn to the fact that the figures for the three months ended 31 March 2025 as reported in the Statement are the balancing figures between audited figures in respect of the full previous financial year and the published year to date figures up to the third quarter of the previous financial year. The figures up to the end of the third quarter of previous financial year had only been reviewed and not subjected to audit.

6.	The standalone financial results of the Bank for the corresponding quarter ended 30 June 2024 were reviewed jointly by the predecessor auditors whose report dated 27 July 2024 had expressed an unmodified conclusion.

For B S R & Co. LLP Chartered Accountants Firm Registration no.: 101248W/W-100022	For C N K & Associates LLP Chartered Accountants Firm Registration no.: 101961W/W100036

/s/ Ashwin Suvarna Ashwin Suvarna Partner	/s/ Manish Sampat Manish Sampat Partner
Membership No.: 109503 UDIN: 25109503BMOQCS7261	Membership No.: 101684 UDIN: 25101684BMMLOY6012

Place: Mumbai	Place: Mumbai
Date: 19 July 2025	Date: 19 July 2025

B S R & Co. LLP	C N K & Associates LLP
Chartered Accountants	Chartered Accountants

14th Floor, Central B Wing and North C Wing	3rd Floor, Mistry Bhavan,
Nesco IT Park 4, Nesco Center	Dinshaw Vachha Road,
Western Express Highway, Goregaon (East)	Churchgate
Mumbai – 400 063, India	Mumbai- 400 020, India

Limited review report on unaudited quarterly consolidated financial results for quarter ended 30 June 2025 of ICICI Bank Limited pursuant to Regulation 33 and Regulation 52(4) read with Regulation 63 of the of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

To the Board of Directors of

ICICI Bank Limited

1.	We have reviewed the accompanying Statement of unaudited consolidated financial results of ICICI Bank Limited (hereinafter referred to as “the Parent”), and its subsidiaries (the Parent and its subsidiaries together referred to as “the Group”), and its share of the net profit after tax of its associates for the quarter ended 30 June 2025 (“the Statement”), being submitted by the Parent pursuant to the requirements of Regulation 33 and Regulation 52(4) read with Regulation 63 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (“Listing Regulations”).

2.	This Statement, which is the responsibility of the Parent’s management and approved by the Parent’s Board of Directors, has been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard 25 “Interim Financial Reporting” (“AS 25”), prescribed under Section 133 of the Companies Act, 2013, read with relevant rules issued thereunder, in so far as they apply to banks, the relevant provisions of the Banking Regulation Act, 1949, the circulars, the guidelines and directions issued by the Reserve Bank of India (RBI) (“RBI Guidelines”) and guidelines issued by Insurance Regulatory and Development Authority of India (“IRDAI guidelines”) as applicable, and other accounting principles generally accepted in India and in compliance with Regulation 33 and Regulation 52(4) read with Regulation 63 of the Listing Regulations. Our responsibility is to issue a report on the Statement based on our review.

3.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Institute of Chartered Accountants of India. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We also performed procedures in accordance with the circular issued by the Securities and Exchange Board of India under Regulation 33(8) of the Listing Regulations, to the extent applicable.

4.	The Statement includes the results of the entities mentioned in Annexure 1.

5.	Based on our review conducted and procedures performed as stated in paragraph 3 above and based on the consideration of the review reports of the other auditors referred to in paragraph 6 below, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid down in the aforesaid Accounting Standard, RBI Guidelines, IRDAI guidelines, as applicable and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of Regulation 33 and Regulation 52(4) read with Regulation 63 of the Listing Regulations, including the manner in which it is to be disclosed, except for the disclosures relating to consolidated Pillar 3 disclosure as at 30 June

B S R & Co. LLP	C N K & Associates LLP
Chartered Accountants	Chartered Accountants

2025, including leverage ratio, liquidity coverage ratio and net stable funding ratio under Basel III Capital Regulations as have been disclosed on the Bank's website and in respect of which a link has been provided in Note 7 to the Statement and have not been reviewed by us.

6.	We did not review the interim financial information of 6 subsidiaries included in the Statement, whose interim financial information reflect total assets (before consolidation adjustments) of Rs. 474,965.73 crores as at 30 June 2025 and total revenues (before consolidation adjustments) of Rs. 22,785.92 crores, total net profit after tax (before consolidation adjustments) of Rs. 2,433.68 crores, for the quarter ended 30 June 2025, as considered in the Statement. These interim financial information have been reviewed by other auditors whose reports have been furnished to us by the Parent’s management and our conclusion on the Statement, in so far as it relates to the amounts and disclosures included in respect of these subsidiaries, is based solely on the reports of the other auditors and the procedures performed by us as stated in paragraph 3 above.

Further, 3 subsidiaries whose interim financial information reflects total assets of Rs. 31,230.28 crores (before consolidation adjustments) as at 30 June 2025 and total revenues of Rs. 1,409.83 crores (before consolidation adjustments) and total net profit after tax of Rs. 382.48 crores (before consolidation adjustments) for the quarter ended 30 June 2025, as considered in the Statement has been reviewed by one of the joint auditors of the Bank and our conclusion on the Statement in so far as it relates to the amounts and disclosures included in respect of this subsidiary, is based solely on the review report issued by the said auditors of the subsidiary company and the procedures performed as stated in paragraph 3 above.

Our conclusion is not modified in respect of this matter.

7.	The Statement includes the financial information of 9 subsidiaries which have not been reviewed, whose interim financial information reflect total assets (before consolidation adjustments) of Rs. 53,529.80 crores as at 30 June 2025 and total revenue (before consolidation adjustments) of Rs. 741.61 crores and total net profit after tax (before consolidation adjustments) of Rs. 101.45 crores for the quarter ended 30 June 2025, as considered in the Statement. The Statement also includes the Group’s share of net profit after tax of Rs. 62.53 crores for the quarter ended 30 June 2025, in respect of 4 associates, based on their financial information which have not been reviewed. According to the information and explanations given to us by the Parent’s management, these interim financial information of the subsidiaries and associates are not material to the Group.

Our conclusion is not modified in respect of this matter.

8.	The joint statutory auditors of ICICI Prudential Life Insurance Company Limited, vide their review report dated 15 July 2025 have expressed an unmodified conclusion and have reported in the 'Other Matter' section that ‘The actuarial valuation of liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists as at 30 June 2025 is the responsibility of the Company's Appointed Actuary (the ‘Appointed Actuary’). The actuarial valuation of these liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists as at 30 June 2025 has been duly certified by the Appointed Actuary and in his opinion, the assumptions for such valuation are in accordance with the guidelines and norms issued by the Insurance Regulatory and Development Authority of India ('IRDAI') and the Institute of Actuaries of India in concurrence with the Authority. The joint auditors have relied upon the Appointed Actuary's certificate in this regard for forming their conclusion on the valuation of liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists, as contained in the group reporting pack of the Company’.

Our conclusion is not modified in respect of this matter.

B S R & Co. LLP	C N K & Associates LLP
Chartered Accountants	Chartered Accountants

9.	The joint statutory auditors of ICICI Lombard General Insurance Company Limited, vide their review report dated 15 July 2025, have expressed an unmodified opinion and have reported in the 'Other Matter' section that ‘The actuarial valuation of liabilities in respect of Incurred But Not Reported ('IBNR'), Incurred But Not Enough Reported ('IBNER') and Premium Deficiency Reserve ('PDR') is the responsibility of the Company's Appointed Actuary (the 'Appointed Actuary'). The actuarial valuation of these liabilities, that are estimated using statistical methods as at 30 June 2025 has been duly certified by the Appointed Actuary and in his opinion, the assumptions considered by him for such valuation are in accordance with the guidelines and norms issued by the IRDAI and the Institute of Actuaries of India in concurrence with IRDAI. The joint statutory auditors have relied upon the Appointed Actuary's certificate in this regard for forming their opinion on the valuation of liabilities for outstanding claims reserves and PDR contained in the group reporting pack of the Company’.

Our conclusion is not modified in respect of this matter.

10.	Attention is drawn to the fact that the figures for the three months ended 31 March 2025 as reported in the Statement are the balancing figures between audited figures in respect of the full previous financial year and the published year to date figures up to the third quarter of the previous financial year. The figures up to the end of the third quarter of previous financial year had only been reviewed and not subjected to audit.

11.	The consolidated financial results of the group and its associates for the corresponding quarter ended 30 June 2024 were reviewed jointly by the predecessor auditors whose report dated 27 July 2024 had expressed an unmodified conclusion.

For B S R & Co. LLP Chartered Accountants Firm Registration no.: 101248W/W-100022	For C N K & Associates LLP Chartered Accountants Firm Registration no.: 101961W/W100036

/s/ Ashwin Suvarna Ashwin Suvarna Partner	/s/ Manish Sampat Manish Sampat Partner
Membership No.: 109503 UDIN: 25109503BMOQCT1534	Membership No.: 101684 UDIN: 25101684BMMLOZ1978

Place: Mumbai	Place: Mumbai
Date: 19 July 2025	Date: 19 July 2025

B S R & Co. LLP	C N K & Associates LLP
Chartered Accountants	Chartered Accountants

Annexure 1

List of entities included in the statement.

Parent Entity

1.	ICICI Bank Limited

Subsidiaries

2.	ICICI Bank UK PLC

3.	ICICI Bank Canada

4.	ICICI Securities Limited

5.	ICICI Securities Holdings Inc.

6.	ICICI Securities Inc.

7.	ICICI Securities Primary Dealership Limited

8.	ICICI Venture Funds Management Company Limited

9.	ICICI Home Finance Company Limited

10.	ICICI Trusteeship Services Limited

11.	ICICI Investment Management Company Limited

12.	ICICI International Limited

13.	ICICI Prudential Pension Funds Management Company Limited

14.	ICICI Prudential Life Insurance Company Limited

15.	ICICI Lombard General Insurance Company Limited

16.	ICICI Prudential Asset Management Company Limited

17.	ICICI Prudential Trust Limited

18.	I-Process Services (India) Limited (formerly known as I-Process Services (India) Private Limited)

19.	ICICI Strategic Investments Fund

Associates

20.	NIIT Institute of Finance Banking and Insurance Training Limited*

21.	Fiserv Merchant Solutions Private Limited (previously known as ICICI Merchant Services Private Limited)**

22.	India Infradebt Limited

23.	India Advantage Fund-III

24.	India Advantage Fund-IV

25.	Arteria Technologies Private Limited

*Ceased to be an associate of the Bank effective from 11 June 2025
**Ceased to be an associate of the Bank effective from 17 April 2025

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	July 19, 2025

Performance Review: Quarter ended June 30, 2025

•	Profit before tax excluding treasury grew by 11.4% year-on-year to ₹ 15,690 crore (US$ 1.8 billion) in the quarter ended June 30, 2025 (Q1-2026)

•	Core operating profit grew by 13.6% year-on-year to ₹ 17,505 crore (US$ 2.0 billion) in Q1-2026

•	Profit after tax grew by 15.5% year-on-year to ₹ 12,768 crore (US$ 1.5 billion) in Q1-2026

•	Total period-end deposits grew by 12.8% year-on-year to ₹ 16,08,517 crore (US $187.6 billion) at June 30, 2025

•	Average deposits grew by 11.2% year-on-year to ₹ 15,33,241 crore (US$ 178.8 billion) in Q1-2026

•	Average current account and savings account (CASA) ratio was 38.7% in Q1-2026

•	Domestic loan portfolio grew by 12.0% year-on-year to ₹ 13,31,196 crore (US$ 155.2 billion) at June 30, 2025

•	Net NPA ratio was 0.41% at June 30, 2025

•	Provisioning coverage ratio on non-performing loans was 75.3% at June 30, 2025

•	Including profits for Q1-2026, total capital adequacy ratio was 16.97% and CET-1 ratio was 16.31%, on a standalone basis, at June 30, 2025

The Board of Directors of ICICI Bank Limited (NSE: ICICIBANK, BSE: 532174, NYSE: IBN) at its meeting held at Mumbai today, approved the standalone and consolidated accounts of the Bank for the quarter ended June 30, 2025 (Q1-2026). The statutory auditors have conducted a limited review and have issued an unmodified report on the standalone and consolidated financial statements for the quarter ended June 30, 2025.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Profit & loss account

•	Profit before tax excluding treasury grew by 11.4% year-on-year to ₹ 15,690 crore (US$ 1.8 billion) in Q1-2026 from ₹ 14,080 crore (US$ 1.6 billion) in the quarter ended June 30, 2024 (Q1-2025)

•	Core operating profit grew by 13.6% year-on-year to ₹ 17,505 crore (US$ 2.0 billion) in Q1-2026 from ₹ 15,412 crore (US$ 1.8 billion) in Q1-2025

•	Net interest income (NII) increased by 10.6% year-on-year to ₹ 21,635 crore (US$ 2.5 billion) in Q1-2026 from ₹ 19,553 crore (US$ 2.3 billion) in Q1-2025

•	Net interest margin was 4.34% in Q1-2026 compared to 4.41% in Q4-2025 and 4.36% in Q1-2025

•	Non-interest income, excluding treasury, increased by 13.7% year-on-year to ₹ 7,264 crore (US$ 847 million) in Q1-2026 from ₹ 6,389 crore (US$ 745 million) in Q1-2025

•	Fee income grew by 7.5% year-on-year to ₹ 5,900 crore (US$ 688 million) in Q1-2026 from ₹ 5,490 crore (US$ 640 million) in Q1-2025. Fees from retail, rural and business banking customers constituted about 79% of total fees in Q1-2026

•	Treasury gains were ₹ 1,241 crore (US$ 145 million) in Q1-2026 as compared to ₹ 613 crore (US$ 71 million) in Q1-2025, primarily reflecting realised and mark-to-market gains in fixed income securities and equities

•	Provisions (excluding provision for tax) were ₹ 1,815 crore (US$ 212 million) in Q1-2026 compared to ₹ 1,332 crore (US$ 155 million) in Q1-2025. Provisions in Q1-2025 included the impact of release of AIF related provisions of ₹ 389 crore (US$ 45 million)

•	Profit before tax grew by 15.2% year-on-year to ₹ 16,931 crore (US$ 2.0 billion) in Q1-2026 from ₹ 14,693 crore (US$ 1.7 billion) in Q1-2025

•	Profit after tax grew by 15.5% year-on-year to ₹ 12,768 crore (US$ 1.5 billion) in Q1-2026 from ₹ 11,059 crore (US$ 1.3 billion) in Q1-2025

Credit growth

The net domestic advances grew by 12.0% year-on-year and 1.5% sequentially at June 30, 2025. The retail loan portfolio grew by 6.9% year-on-year and 0.5% sequentially, and comprised 52.2% of the total loan portfolio at June 30, 2025. Including non-fund outstanding, the retail portfolio was 43.2% of the total portfolio at June 30, 2025. The business banking portfolio grew by 29.7% year-on-year and 3.7% sequentially at June 30, 2025. The rural portfolio declined by 0.4% year-on-year and 1.5% sequentially at June 30, 2025. The domestic corporate portfolio grew by 7.5% year-on-year and declined by 1.4% sequentially at June 30, 2025. Total advances increased by 11.5% year-on-year and 1.7% sequentially to ₹ 13,64,157 crore (US$ 159.1 billion) at June 30, 2025.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Deposit growth

Total period-end deposits increased by 12.8% year-on-year to ₹ 16,08,517 crore (US$ 187.6 billion) at June 30, 2025 (₹ 16,10,348 crore (US$ 187.8 billion) at March 31, 2025). Average deposits increased by 11.2% year-on-year and 3.1% sequentially to ₹ 15,33,241 crore (US$ 178.8 billion) in Q1-2026. Average current account deposits increased by 11.2% year-on-year and 4.6% sequentially in Q1-2026. Average savings account deposits increased by 7.6% year-on-year and 3.6% sequentially in Q1-2026.

With the addition of 83 branches during Q1-2026, the Bank had a network of 7,066 branches and 13,376 ATMs & cash recycling machines at June 30, 2025. The Bank continues to enhance the use of technology in its operations to provide simplified solutions to customers and make investments in its digital channels.

Asset quality

The gross NPA ratio was 1.67% at June 30, 2025 compared to 2.15% at June 30, 2024. The net NPA ratio was 0.41% at June 30, 2025 compared to 0.43% at June 30, 2024. The gross NPA additions were ₹ 6,245 crore (US$ 728 million) in Q1-2026 compared to ₹ 5,916 crore (US$ 690 million) in Q1-2025. Recoveries and upgrades of NPAs, excluding write-offs and sale, were ₹ 3,211 crore (US$ 374 million) in Q1-2026 compared to ₹ 3,292 crore (US$ 384 million) in Q1-2025. The net additions to gross NPAs, excluding write-offs and sale, were ₹ 3,034 crore (US$ 354 million) in Q1-2026 compared to ₹ 2,624 crore (US$ 306 million) in Q1-2025. The Bank has written-off gross NPAs amounting to ₹ 2,359 crore (US$ 275 million) in Q1-2026. The provisioning coverage ratio on non-performing loans was 75.3% at June 30, 2025.

Excluding NPAs, the total fund based outstanding to all borrowers under resolution as per the various extant regulations/guidelines declined to ₹ 1,788 crore (US$ 208 million) or about 0.1% of total advances at June 30, 2025 compared to ₹ 1,956 crore (US$ 228 million) at March 31, 2025 and 2,735 crore (US$ 319 million) at June 30, 2024.

The loan and non-fund based outstanding to performing corporate borrowers rated BB and below was ₹ 2,995 crore (US$ 349 million) at June 30, 2025 compared to ₹ 2,854 crore (US$ 333 million) at March 31, 2025 and ₹ 4,164 crore (US$ 486 million) at June 30, 2024.

At June 30, 2025, the Bank holds total provisions, other than specific provisions on fund-based outstanding to borrowers classified as non-performing, amounting to ₹ 22,664 crore (US$ 2.6 billion) or 1.7% of loans. These provisions include the contingency provisions of ₹ 13,100 crore (US$ 1.5 billion) as well as general provision on standard assets, provisions held for non-fund based outstanding to borrowers classified as non-performing, loan and non-fund based outstanding to standard borrowers under resolution and the BB and below portfolio.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Capital adequacy

Including profits for Q1-2026, the Bank’s total capital adequacy ratio at June 30, 2025 was 16.97% and CET-1 ratio was 16.31% compared to the minimum regulatory requirements of 11.70% and 8.20% respectively. The Bank has issued Basel III compliant Tier 2 bonds amounting to ₹ 1,000 crore (US$ 117 million) during Q1-2026.

Consolidated results

The consolidated profit after tax increased by 15.9% year-on-year to ₹ 13,558 crore (US$ 1.6 billion) in Q1-2026 from ₹ 11,696 crore (US$ 1.4 billion) in Q1-2025.

Consolidated assets grew by 10.9% year-on-year to ₹ 26,68,636 crore (US$ 311.2 billion) at June 30, 2025 from ₹ 24,07,395 crore (US$ 280.7 billion) at June 30, 2024.

Key subsidiaries

The annualised premium equivalent of ICICI Prudential Life Insurance (ICICI Life) was ₹ 1,864 crore (US$ 217 million) in Q1-2026 compared to ₹ 1,963 crore (US$ 229 million) in Q1-2025. Value of New Business (VNB) of ICICI Life was ₹ 457 crore (US$ 53 million) in Q1-2026 compared to ₹ 472 crore (US$ 55 million) in Q1-2025. The VNB margin was 24.5% in Q1-2026 compared to 22.8% in FY2025. The profit after tax increased to ₹ 302 crore (US$ 35 million) in Q1-2026 from ₹ 225 crore (US$ 26 million) in Q1-2025.

The Gross Direct Premium Income (GDPI) of ICICI Lombard General Insurance Company (ICICI General) increased to ₹ 7,735 crore (US$ 902 million) in Q1-2026 from ₹ 7,688 crore (US$ 896 million) in Q1-2025. The combined ratio stood at 102.9% in Q1-2026 compared to 102.3% in Q1-2025. The profit after tax of ICICI General grew by 28.7% to ₹ 747 crore (US$ 87 million) in Q1-2026 compared to ₹ 580 crore (US$ 68 million) in Q1-2025. With effect from October 1, 2024, long-term products are accounted on 1/n basis, as mandated by IRDAI, hence Q1-2026 numbers are not fully comparable with prior periods.

The profit after tax of ICICI Prudential Asset Management Company, as per Ind AS, was ₹ 782 crore (US$ 91 million) in Q1-2026.

The profit after tax of ICICI Securities, on a consolidated basis, as per Ind AS, was ₹ 391 crore (US$ 46 million) in Q1-2026 compared to ₹ 527 crore (US$ 61 million) in Q1-2025.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Profit and Loss Statement (as per standalone Indian GAAP accounts)

				₹ crore
	FY2025	Q1-2025	Q4-2025	Q1-2026
	Audited	Unaudited	Audited	Unaudited
Net interest income	81,165	19,553	21,193	21,635
Non-interest income	26,603	6,389	7,021	7,264
- Fee income	23,870	5,490	6,306	5,900
- Dividend income from subsidiaries	2,619	894	675	1,336
- Other income	114	5	40	28
Less:
Operating expense	42,372	10,530	10,789	11,394
Core operating profit[1]	65,396	15,412	17,425	17,505
Provisions	4,683[2]	1,332	891[2]	1,815
Profit before tax excl. treasury	60,713	14,080	16,534	15,690
Treasury	1,903	613	239	1,241
Profit before tax	62,616	14,693	16,773	16,931
Less:
Provision for taxes	15,389	3,634	4,143	4,163
Profit after tax	47,227	11,059	12,630	12,768

1.	Excluding treasury

2.	The Bank, on a prudent basis, continues to hold provision against the security receipts guaranteed by the Government, which will be reversed on actual receipt of recoveries or approval of claims, if any.

3.	Prior period numbers have been re-arranged wherever necessary

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary balance sheet

			₹ crore
	30-Jun -24	31-Mar-25	30-Jun-25
	Unaudited	Audited	Unaudited
Capital and liabilities
Capital	1,407	1,425	1,427
Employee stock options outstanding	1,516	2,070	2,143
Reserves and surplus	2,51,071	2,88,582	3,02,751
Deposits	14,26,150	16,10,348	16,08,517
Borrowings (includes subordinated debt)	1,20,147	1,23,538	1,17,095
Other liabilities and provisions[2]	92,406	92,277	91,906
Total capital and liabilities	18,92,697	21,18,240	21,23,839

Assets
Cash and balances with Reserve Bank of India	80,439	1,19,928	96,454
Balances with banks and money at call and short notice	30,224	65,634	68,144
Investments	4,75,256	5,04,757[3]	5,07,707
Advances	12,23,154	13,41,766	13,64,157
Fixed assets	11,101	12,839	12,878
Other assets	72,523	73,316	74,499
Total assets	18,92,697	21,18,240	21,23,839

1.	Prior period figures have been re-grouped/re-arranged wherever necessary

2.	The Bank continues to hold contingency provision of ₹ 13,100 crore (US$ 1.5 billion) at June 30, 2025

3.	Pursuant to the Scheme of Arrangement amongst ICICI Bank Limited and ICICI Securities Limited and their respective shareholders, ICICI Securities Limited has been delisted from stock exchanges on March 24, 2025 and became a wholly-owned subsidiary of the Bank.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Certain definitions in this release relating to a future period of time (including inter alia concerning our future business plans or growth prospects) are forward-looking statements intended to qualify for the 'safe harbor' under applicable securities laws including the US Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. These risks and uncertainties include, but are not limited to statutory and regulatory changes, international economic and business conditions, political or economic instability in the jurisdictions where the Bank has operations or which affect global or Indian economic conditions, increase in nonperforming loans, unanticipated changes in interest rates, foreign exchange rates, equity prices or other rates or prices, our growth and expansion in business, the adequacy of our allowance for credit losses, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks, changes in India’s sovereign rating, as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. Any forward-looking statements contained herein are based on assumptions that the Bank believes to be reasonable as of the date of this release. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov

This release does not constitute an offer of securities.

For further press queries please email Sujit Ganguli / Kausik Datta at sujit.ganguli@icicibank.com / datta.kausik@icicibank.com or corporate.communications@icicibank.com

For investor queries please email Abhinek Bhargava at abhinek.bhargava@icicibank.com or Nitesh Kalantri at nitesh.kalantri@icicibank.com or ir@icicibank.com.

1 crore = 10.0 million

US$ amounts represent convenience translations at US$1= ₹ 85.76

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date :	July 19, 2025	By:	/s/ Prachiti Lalingkar
			Name :	Prachiti Lalingkar
			Title :	Company Secretary

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icicibank.com Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India